Filed by: Anthem, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities and Exchange Act of 1934

Subject Company: Trigon Healthcare, Inc.
Commission File Number for the Related Registration Statement: 333-88776

On June 13, 2002, Anthem, Inc. provided the following transition update through its intranet to its associates about the proposed merger.

The Transition Update
No. 4, June 13, 2002

In This Issue:

•	Anthem files Form A with Virginia’s State Corporation Commission
•	Transition team update -- Finance Team makes initial decisions
•	Questions and answers about the transition
•	Transition fun facts

Anthem files Form A with Virginia’s State Corporation Commission

On May 31, 2002, Anthem and Trigon filed a Form A with the Virginia State Corporation Commission (SCC), Bureau of Insurance, to request the Commission’s approval of the proposed merger between Anthem and Trigon. The Commission must approve the change in control of Trigon’s five Virginia-domiciled insurance companies and health maintenance organizations – Trigon Blue Cross Blue Shield (Trigon Insurance Co.), Trigon Health and Life Insurance Co., HealthKeepers Inc., Peninsula Health Care Inc. and Priority Health Care Inc. – in connection with Trigon’s proposed merger with Anthem. This is one of the regulatory approvals required to complete the merger.

The public hearing is set for Wednesday, July 10, 2002, at 10 a.m. (EDT) in Richmond, Virginia.

Thanks to all the associates in both Trigon’s and Anthem’s Finance departments who worked so hard to complete this filing quickly and efficiently. A job well done.

Transition Update will keep you posted on this process.

Finance Team Makes Initial Decisions

When the proposed merger between Anthem and Trigon was announced, Larry Glasscock and Tom Snead noted the expected consolidation of some corporate functions when the two companies combine. Consistent with that expectation, the Finance Transition Team has been working to determine how the functions of the two companies will work together after the merger. While they still have more work to do, their initial work has resulted in decisions to keep some functions at Trigon and to consolidate others into Anthem’s corporate organization.

The following decisions, approved by the Executive Steering Committee, will take effect upon completion of the merger:

The Anthem Southeast Tax function will be led by Trigon’s Steve Meyer, director of corporate tax management. Meyer will have responsibility for income tax and related matters at Anthem Southeast. This regional Tax function will be located in Richmond and will report to Anthem’s Doug Gettelfinger, vice president of taxation.

Trigon’s Treasury functions and responsibilities will be assumed by the corporate Treasury function at Anthem, under the leadership of Anthem’s George Martin, vice president and treasurer.

Responsibility for Trigon’s Investment Management and Investment Accounting will transfer to Anthem’s Mike Koetters, vice president and chief investment officer.

The Finance Transition Team still has more work to do as it determines the shape the function will take after the merger. The Transition Update will continue to keep you informed as decisions are made by this and other teams.

Questions & Answers

An important function of The Transition Update is to answer questions submitted from people at Trigon and Anthem. We anticipate getting a wide variety of questions, some that apply to Trigon only, some that are geared toward Anthem and others that apply to both. Therefore, the Questions & Answers section of the Update will reflect those questions that are relevant to the given audience.

No Anthem Questions This Week.

What would you like to know about the transition? Contact Monica Kendrick via Lotus Notes if you have questions.

Transition Fun Facts

Did you know?
Build on what you learned last week. Below are some more fun facts about the states where we do business.

	Virginia	Indiana	Kentucky
State Bird	Cardinal	Cardinal	Kentucky Cardinal
State Tree	American Dogwood	Yellow Poplar	Yellow Poplar

	Ohio	Connecticut	New Hampshire
State Bird	Cardinal	American Robin	Purple Finch
State Tree	Ohio Buckeye	White Oak	Paper Birch

	Colorado	Nevada	Maine
State Bird	Lark Bunting	Mountain Bluebird	Chickadee
State Tree	Colorado Blue Spruce	Single leaf pinon and bristlecone pinon	Eastern White Pine

Give Us Your Feedback

The Transition Update is a regular online newsletter for all Trigon employees and Anthem associates designed to keep you informed during the transition.

If you have a story idea or question, contact Monica Kendrick via e-mail, phone (317) 488-6250.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This newsletter contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s acquisition of Trigon Healthcare, Inc. (“Trigon”), to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem’s various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002, Anthem’s Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This newsletter may be deemed to be solicitation material in respect of Anthem’s proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF ANTHEM ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem with the SEC for free at the SEC’s web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, other members of its management and certain of its employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem’s participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Additional information regarding the interests of Anthem’s directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that has been or will be sent to Anthem shareholders.